Exhibit 12
GOODRICH CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(In millions, except for ratios)

						SIX MONTHS
	YEAR ENDED DECEMBER 31,					ENDED JUNE 30,
	2001	2002	2003	2004	2005	2005	2006
COMPUTATION OF EARNINGS:
Income from continuing operations before income taxes, trust preferred distributions and cumulative effect of change in accounting method	$273.4	$266.1	$68.8	$196.7	$363.1	$176.8	$218.0
Add (Deduct):
Fixed charges to add back	122.4	119.8	169.5	155.4	140.0	74.3	70.3
Minority interest and undistributed (earnings)/ losses from equity investments	3.1	7.4	5.2	9.1	11.5	6.7	7.4
Amortization of interest previously capitalized	0.2	0.5	0.6	0.3	0.5	0.1	0.2

EARNINGS	$399.1	$393.8	$244.1	$361.5	$515.1	$257.9	$295.9

COMPUTATION OF FIXED CHARGES:
Interest expense, net of capitalized interest	$107.8	$106.2	$155.5	$143.2	$130.9	$66.9	$63.3

Distrib. on trust preferred securities	10.5	10.5	7.9	0	0	0	0
Portion of rent expense representing interest	14.6	13.6	14.0	12.2	9.1	7.4	7.0
Capitalized interest	1.4	0.4	0.1	0.5	1.4	0.3	2.0

FIXED CHARGES	$134.3	$130.7	$177.5	$155.9	$141.4	$74.6	$72.3

RATIO OF EARNINGS TO FIXED CHARGES	3.0	3.0	1.4	2.3	3.6	3.5	4.1